AMENDMENT NO. 3
PARTICIPATION AGREEMENT
     The Participation Agreement (the “Agreement”), dated March 29, 2001, by and among AIM Variable Insurance Funds (Invesco Variable Insurance Funds), a Delaware trust (“AVIF”); Invesco Distributors, Inc., a Delaware corporation, Phoenix Life and Annuity Company, a Connecticut life insurance company (“Phoenix”) and 1851 Securities Inc., is hereby amended as follows:
The following is added under: “Section 2 Processing Transactions” before Section 2.1(a):
     “Notwithstanding the provisions of paragraph (b) of this Section 2.1, the Parties agree to communicate, process and settle purchase and redemption transactions for Shares (collectively, “Share transactions”) via the Fund/SERV and Networking systems of the National Securities Clearing Corporation (hereinafter, “NSCC”). Phoenix and AVIF (IVIF) each represents and warrants that it: (a) has entered into an agreement with NSCC, (b) has met and will continue to meet all of the requirements to participate in Fund/SERV and Networking, and (c) intends to remain at all times in compliance with the then current rules and procedures of NSCC, all to the extent necessary or appropriate to facilitate such communications, processing, and settlement of Share transactions. AVIF (IVIF) agrees to provide Phoenix with account positions and activity data relating to Share transactions via Networking. Phoenix shall place trades for the previous Business Day with NSCC using Defined Contribution Clearance & Settlement (hereinafter, “DCC&S”) indicators, no later than 8:00 a.m. Central Time, and Phoenix shall pay for Shares by the scheduled close of federal funds transmissions on the same Business Day on which it places an order to purchase Shares in accordance with this section. Payment shall be in federal funds transmitted by wire from the designated NSCC Settling Bank (on behalf of Phoenix).
     For purposes of this Agreement, “Fund/SERV” shall mean NSCC’s system for automated, centralized processing of mutual fund purchase and redemption orders, settlement, and account registration; “Networking” shall mean NSCC’s (Level Three) system that allows mutual funds and life insurance companies to exchange account level information electronically; “DCC&S” shall refer to an NSCC program that facilitates the automated processing and reporting of defined contribution transactions among asset managers, plan trustees, and plan administrators, including third-party administrators; and “Settling Bank” shall mean the entity appointed by AVIF (IVIF) to perform such settlement services on behalf of AVIF (IVIF), which agrees to abide by NSCC’s then current rules and procedures insofar as they relate to same day funds settlement. In all cases, processing and settlement of Share transactions shall be done in a manner consistent with applicable law.

     In the event that any Party is prohibited from communicating, processing or settling Share transactions via Fund/SERV or Networking, such Party shall notify the other Parties by 9:00 a.m. Central Time. After all Parties have been notified, the provisions of paragraphs (b) and (c) of this Section 2.1 shall apply.”
     All other terms and provisions of the Agreement not amended herein shall remain in full force and effect. Unless otherwise specified, all defined terms shall have the same meaning given to them in the Agreement.

Effective date: March 13, 2013.

AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE INSURANCE FUNDS)

By:	/s/ John M. Zerr
Name:	John M. Zerr
Title:	Senior Vice President

INVESCO DISTRIBUTORS, INC.

By:	/s/ Peter S. Gallagher
Name:	Peter S. Gallagher
Title:	President

PHOENIX LIFE AND ANNUITY COMPANY

By:	/s/ John H. Beers
Name:	John H. Beers
Title:	Vice President

1851 SECURITIES, INC.

By:	/s/ John H. Beers
Name:	John H. Beers
Title:	President

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